                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1

                             (AMENDMENT NO. 1)

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               VALLEN CORPORATION
                           (Name of Subject Company)

                            SHIELD ACQUISITION CORP.
                      HAGEMEYER P.P.S. NORTH AMERICA, INC.
                                 HAGEMEYER N.V.
                                   (Bidders)

                               ----------------

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE

                         (Title of Class of Securities)

                               ----------------

                                   919260109

                     (CUSIP Number of Class of Securities)

                               ----------------

                               DAVID G. GUNDLING
                                 PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                      HAGEMEYER P.P.S. NORTH AMERICA, INC.
                        100 GALLERIA PARKWAY, SUITE 1120
                             ATLANTA, GEORGIA 30339

                           TELEPHONE: (770) 541-6151
                           FACSIMILE: (770) 541-6645

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                            GABRIEL DUMITRESCU, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                           191 PEACHTREE STREET, N.E.
                                   16TH FLOOR
                             ATLANTA, GEORGIA 30303
                           TELEPHONE: (404) 572-6600
                           FACSIMILE: (404) 572-6999

      TRANSACTION VALUE*                                AMOUNT OF FILING FEE**
      $190,881,675                                             $38,177

* Estimated solely for purposes of calculating the amount of the filing fee. The filing fee calculation assumes the purchase of 7,635,267 shares of common stock, par value $0.50 per share, (the "Shares"), of Vallen Corporation at a price of $25.00 per Share in cash, without interest. Such amount reflects the purchase of 7,192,264 Shares outstanding and 443,003 Shares issuable pursuant to the exercise of outstanding options.

** The amount of the filing fee calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: $38,177

   Form or Registration No.: 14D-1

   Filing Party: Shield Acquisition Corp., Hagemeyer

        P.P.S. North America, Inc. and

        Hagemeyer N.V.

   Date Filed: November 19, 1999

--------------------------------------------------------------------------------

                              CUSIP NO. 919260109

--------------------------------------------------------------------------------

(1) NAMES OF REPORTING PERSONS

    Shield Acquisition Corp.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    58-2504037

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [_]

    (b)[_]

(3) SEC USE ONLY

  -------------------------------------------------------------------------

(4) SOURCE OF FUNDS

     AF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)
[_]

(6) CITIZENSHIP OR PLACE OF ORIGIN

     Texas

(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

(8) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

     [_]

(9) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)

     0.0%

(10) TYPE OF REPORTING PERSON

     CO

                              CUSIP NO. 919260109

--------------------------------------------------------------------------------

(1) NAMES OF REPORTING PERSONS

   Hagemeyer P.P.S. North America, Inc.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   58-2501931

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (a)[_]

   (b)[_]

(3) SEC USE ONLY

  -------------------------------------------------------------------------

(4) SOURCE OF FUNDS

   AF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)

   [_]

(6) CITIZENSHIP OR PLACE OF ORIGIN

   Delaware

(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   0

(8) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

   [_]

(9) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)

   0.0%

(10) TYPE OF REPORTING PERSON

   CO

                              CUSIP NO. 919260109

--------------------------------------------------------------------------------

(1) NAMES OF REPORTING PERSONS

   Hagemeyer N.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

   N/A

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (a)[_]

   (b)[_]

(3) SEC USE ONLY

  -------------------------------------------------------------------------

(4) SOURCE OF FUNDS

   WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)

   [_]

(6) CITIZENSHIP OR PLACE OF ORIGIN

   The Netherlands

(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   0

(8) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

   [_]

(9) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)

   0.0%

(10) TYPE OF REPORTING PERSON

   OO

                                  TENDER OFFER

   This Amendment No. 1 to Tender Offer Statement on Schedule 14D-1 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on November 19, 1999 (the "Schedule 14D-1") by Shield Acquisition Corp., a Texas corporation ("Purchaser") and wholly owned subsidiary of Hagemeyer P.P.S. North America, Inc., a Delaware corporation ("Parent") and an indirect wholly owned subsidiary of Hagemeyer N.V., a corporation organized under the laws of the Netherlands ("Hagemeyer"). The Schedule 14D-1 relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.50 per share (the "Shares"), of Vallen Corporation, a Texas corporation (the "Company"), at a price of $25.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

   Item 10(f) is hereby amended and supplemented by incorporating by reference therein the joint press release issued by Parent and the Company on December 7, 1999, a copy of which is filed as Exhibit (a)(8) to the Schedule 14D-1.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby supplemented and amended by adding the following at the end thereof: (a)(8) Joint Press Release of Parent and the Company dated December 7, 1999.

                                   SIGNATURE

   After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.

Dated: December 7, 1999

                                  SHIELD ACQUISITION CORP.

                                  By: /s/ David G. Gundling
                                    __________________________________
                                  Name: David G. Gundling
                                  Title: President and Chief Executive Officer

                                  HAGEMEYER P.P.S. NORTH AMERICA, INC.

                                  By: /s/ David G. Gundling
                                    __________________________________
                                  Name: David G. Gundling
                                  Title: President and Chief Executive Officer

                                  HAGEMEYER N.V.

                                  By: /s/ I.H.H.J.M. Manders
                                    __________________________________
                                  Name: I.H.H.J.M. Manders
                                  Title: Corporate Secretary